[Letterhead of Sullivan & Cromwell LLP]

January 4, 2023

Via EDGAR

United States Securities and Exchange Commission,

Division of Corporation Finance,

Office of Manufacturing,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention:	Eiko Yaoita Pyles

Jean Yu
Erin Donahue
Geoff Kruczek

Re:	Next.e.GO B.V. Draft Registration Statement on Form F-4 Filed October 31, 2022 CIK No. 0001942808

Ladies and Gentlemen:

On behalf of our client, Next.e.GO B.V. (the “Company”) we are filing today, via EDGAR, this letter the Registration Statement on Form F-4 (the “Registration Statement”) with the staff of the Securities and Exchange Commission (the “Commission”). The Company previously submitted a draft registration statement on Form F-4 on a confidential basis with the Commission on October 31, 2022 (the “Draft Registration Statement”).

On behalf of the Company, we have set forth below the Company’s response to the staff of the Commission’s (the “Staff”) comments of November 29, 2022 with respect to the above referenced Draft Registration Statement. The response and information below are based on information provided to us by the Company. To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s comment letter in bold text and have provided the Company’s response immediately following the comment. All page references in the responses set forth below refer to page numbers in the Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Registration Statement.

Summary of the Proxy Statement/Prospectus, page 29

1.	Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosures in the section “Questions and Answers about the Business Combination and the Special Meeting” on page 20, in the section “Summary of the Proxy Statement/Prospectus–Interests of Certain Persons in the Business Combination” on pages 34 and 41, in the section “Risks Related to Athena and the Business Combination” on pages 78 and 83, and in the section “Proposal No. 1–The Business Combination Proposal–Interests of Athena’s Directors, Officers and Sponsor in the Business Combination” on page 132 of the Registration Statement.

Sullivan & Cromwell LLP is a registered limited liability partnership established under the laws of the State of New York.

The personal liability of our partners is limited to the extent provided in such laws. Additional information is available upon request or at www.sullcrom.com.

A list of partners’ names is available for inspection at the above address.

Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing	-2-

Summary of the Proxy Statement/Prospectus

Ownership of TopCo, page 29

2.	We note in the last paragraph on page 32, you disclose upon completion of the business combination: (i) Athena Public Stockholders will own approximately 20.4% of TopCo; (ii) the Athena Sponsor will own approximately 9.5% of TopCo; and (iii) the e.GO Shareholder prior to the completion of the business combination will own approximately 70.1% of TopCo. However, we also note on pages 82 and 88 of your filing, you disclose upon completion of the business combination: (i) Athena Public Stockholders will own approximately 27.8% of TopCo; (ii) the Athena Sponsor will own approximately 13.0% of TopCo; and (iii) the e.GO Shareholder prior to the completion of the Business Combination will own approximately 59.2% of TopCo. In this regard, please explain why TopCo ownership percentages in the summary section differ from the amounts disclosed in the Risk Factors section and reconcile the differences for us. Please revise the appropriate sections of your filing to clarify the reason for the differences.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure and aligned the presented numbers on pages 32, 87, and 93 of the Registration Statement. The Company excluded uniformly Earn-Out Shares from the presentation of the ownership structure of TopCo following the Business Combination and included TopCo Ordinary Shares issuable upon the exercise of TopCo Warrants as an alternative in the presentation of the ownership structure.

Risk Factors, page 46

3.	We note your risk factors indicating that inflation could affect the demand for automobile sales, existing customer reservations, production volume, and vehicle sales. Please update your risk factor disclosure if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing, how your business has been affected and actions you have taken or intend to take to mitigate inflationary pressures.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has included the risk factor “Fluctuations in production costs and availability due to inflationary pressures and other factors could negatively impact our business and results of operations.” on page 52. The Company respectfully advises the Staff that it does not believe that inflation has had, or currently has, a material effect on its business.

Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing	-3-

4.	Please disclose whether you are subject to material cybersecurity risks in your supply chain based on third-party products, software, or services used in your products, services, or business and how a cybersecurity incident in your supply chain could impact your business. Discuss the measures you have taken to mitigate these risks.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has included an additional risk factor “Interruption or failure of information technology and communications systems could disrupt our business and affect our ability to effectively provide our services.” on page 60 et seq.

5.	We note your risk factor on page 80 regarding becoming a public company by means other than a traditional underwritten initial public offering. Please expand your discussion to note that an underwriter’s due diligence would be subject to strict liability for any material misstatements or omissions in a registration statement.

Response:

In response to the Staff’s comment, the Company has revised the risk factor “Because TopCo will become a public reporting company by means other than a traditional underwritten initial public offering, TopCo’s stockholders may face additional risks and uncertainties.” on page 85 to note that an underwriter’s due diligence would be subject to strict liability for any material misstatements or omissions in a registration statement.

6.	Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions. Explain the impact, if any, the forward purchase transactions will have on the amounts disclosed in your tables and narrative disclosure.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the risk factor “The Athena Public Stockholders will experience dilution as a consequence of the issuance of TopCo Ordinary Shares as consideration in the Business Combination, and may experience dilution from several additional sources in connection with and after the Business Combination. Having a minority share position may reduce the influence that the Athena Public Stockholders have on the management of TopCo.” on page 99 et seq. of the Registration Statement. In addition, the Company respectfully points the Staff to the tabular information already included in the section “Questions and Answers about the Business Combination and the Special Meeting” on page 16 of the Registration Statement.

Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing	-4-

7.	We note your disclosure that the Sponsor of Athena and/or its affiliates may offer incentives to investors who indicate an intention to vote against the business combination proposal. Please address the potential conflicts of interest inherent in such incentive arrangements, and address that the Sponsor and the investors who receive the incentives may benefit and that such benefit may be to the detriment of the public shareholders.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the risk factor “Actions taken by the Athena Sponsor and/or its affiliates could influence the vote on the Business Combination Proposal, have a depressive effect on the Athena Common Stock and reduce the public “float” of the TopCo Ordinary Shares.” on page 77 et seq. of the Registration Statement.

We depend on third parties, page 51

8.	Please revise this risk factor to describe specifically whether you have been impacted by the risk you disclose, and quantify to the extent possible.

Response:

We acknowledge the Staff’s comment and respectfully advice the Staff that the Company has until today not itself been impacted by semiconductor supply shortages. The Company has revised the risk factor “We depend upon third parties to manufacture and to supply key semiconductor chip components necessary for our vehicles. We do not have long-term agreements with semiconductor chip manufacturers and suppliers, and if these manufacturers or suppliers become unwilling or unable to provide an adequate supply of semiconductor chips, with respect to which there is a global shortage, we would not be able to find alternative sources in a timely manner and our business would be adversely impacted.” on page 53 et seq. of the Registration Statement.

Background of the Business Combination, page 105

9.	Please clarify why Athena Tech II decided not to pursue a transaction with e.GO or in the electric vehicle sector, as disclosed on page 106.

Response:

We respectfully acknowledge the Staff’s comment and in response, the Company has revised its disclosures in the section “Proposal No. 1 – The Business Combination Proposal–Background of the Business Combination” on page 113 of the Registration Statement.

Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing	-5-

10.	Please revise to explain how you determined the pre-transaction valuation disclosed on page 106. Also revise to explain how the terms you initially proposed compared to those proposed by Athena Tech II.

Response:

In response to the Staff’s comment, the Company has revised its disclosures in the section “Proposal No. 1 – The Business Combination Proposal–Background of the Business Combination” on page 113 of the Registration Statement.

11.	Describe the “comparative valuation data” used in making the determination referenced on page 107. Also describe the “emerging market conditions” referenced on page 108 and how those conditions led to the potential for a lower valuation.

Response:

In response to the Staff’s comment, the Company has revised its disclosures in the section “Proposal No. 1 – The Business Combination Proposal–Background of the Business Combination” on page 115 of the Registration Statement.

12.	Discuss the negotiations related to the September 29, 2022 amendment mentioned on page 110, particularly the conversion of Class B shares.

Response:

In response to the Staff’s comment, the Company has revised its disclosures in the section “Proposal No. 1 – The Business Combination Proposal–Background of the Business Combination” on pages 117 to 118 of the Registration Statement.

The Athena Board’s Reasons for the Approval of the Business Combination, page 110

13.	Please revise the conflicts of interest discussion so that it highlights all material interests in the transaction held by the sponsor and the company’s officers and directors. This could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure in the section “Questions and Answers about the Business Combination and the Special Meeting” on page 21 et seq., in the section “Summary of the Proxy Statement/Prospectus–Athena Board’s Reasons for Approval of the Business Combination–Interests of Athena’s Directors, Officers and Sponsor in the Business Combination” on page 42, the risk factor “Directors and officers of Athena have potential conflicts of interest in recommending that stockholders vote in favor of approval of the Business Combination and approval of the other proposals described in this proxy statement/prospectus.” on page 82 et seq. and in section “Proposal No. 1 – The Business Combination Proposal–Interests of Athena’s Directors, Officers and Sponsor in the Business Combination” on page 133 to highlight all material interests in the Transactions held by the Athena Sponsor and the Company’s officers and directors and has revised the disclosure in the section mentioned above to clarify how the Athena Board considered those conflicts in negotiating and recommending the Business Combination.

Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing	-6-

Certain Unaudited Prospective Financial Information Regarding e.GO, page 112

14.	We note the assumptions and estimates disclosed on pages 114-15. Please revise to explain how these assumptions and estimates resulted in the projected financial information disclosed in the table on page 115. As one example only, how did application of these estimates and assumptions result in a projected increase in revenues from Euro 20.6 million in 2022 to Euro 440.3 million in 2023?

Response:

We respectfully acknowledge the Staff’s comment and in response, the Company has revised its disclosures in the section “Proposal No. 1 – The Business Combination Proposal – Certain Unaudited Prospective Financial Information Regarding e.GO” on page 123 et seq.

Certain Engagements, page 121

15.	You disclose that Cohen was engaged as financial advisor but it appears from your disclosure and Annex L that Northland will provide the fairness opinion. Please revise to clarify who served as financial advisor and who provided the fairness opinion.

Response:

We respectfully acknowledge the Staff’s comment and in response, the Company has revised its disclosures in the section “Questions and Answers about the Business Combination and the Special Meeting” on page 16 and in the section “Proposal No. 1 – The Business Combination Proposal–Certain Engagements in Connection with the Business Combination and Related Transactions” on page 130 of the Registration Statement.

16.	We note the disclosure that Citigroup acted as underwriter for Athena’s IPO and that it will receive a deferred underwriting fee, even though it appears from your disclosure that Citigroup is not serving as financial advisor or acting in another capacity in connection with the business combination. Please revise to disclose whether Citigroup was asked to serve as financial advisor or in another capacity in connection with the business combination, its response and any communications between you and Citigroup.

Response:

We respectfully acknowledge the Staff’s comment and in response, the Company has revised its disclosures “Proposal No. 1 – The Business Combination Proposal–Certain Engagements in Connection with the Business Combination and Related Transactions” on page 130 et seq. of the Registration Statement.

Proposal No. 2, page 125

17.	Please revise to clarify the reasons for and purpose of this proposal, given that it appears the Class B shares would convert automatically without approval of this proposal. Also revise to explain the reason for the 20% increase in shares to be issued if this proposal is approved.

Response:

We respectfully acknowledge the Staff’s comment and in response, the Company has revised its disclosures in the section “Proposal No. 2 – The Class B Common Stock Conversion Proposal–General” on page 135 of the Registration Statement.

Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing	-7-

Tax Considerations, page 130

18.	We note that you intend to file Exhibit 8.2 to cover Dutch tax matters. Please file opinions that address each material tax consequence disclosed in this section.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that a U.S. tax opinion (Exhibit 8.1), a Dutch tax opinion (Exhibit 8.2) and a German tax opinion (Exhibit 8.3) will be filed by amendment.

Unaudited Pro Forma Condensed Combined Financial Information, page 179

19.	Please include a pro forma balance sheet that gives effect to all of the transactions contemplated by the Business Combination Agreement, or explain why you do not believe one is necessary.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that a pro forma balance sheet based on the Company’s and the SPAC’s nine-month financials will be filed by amendment.

Note 2 Basis of preparation, page 182

20.	You disclose that the historical financial statements have been adjusted in the pro forma financial information to give pro forma effect to events that are directly attributable to the transactions, factually supportable and expected to have a continuing impact. Please revise the disclosures and, if applicable, the related pro forma adjustments to comply with the updated guidance in Article 11-02(a)(6) of Regulation S- X and Section II.D of SEC Release 33-10786.

Response:

We respectfully acknowledge the Staff’s comment and in response, the Company has revised its disclosures in the section “UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION– Notes to the Unaudited Pro Forma Condensed Combined Financial Statements – Note 2 – Basis of preparation” on page 193 of the Registration Statement.

Comparative Share Information, page 184

21.	We note that Athena Class A Common Stock consists of redeemable and non-redeemable shares. Please revise to clarify the type of Class A shares that are included in the Bookvalue per share – Athena Class A Common Stock calculations. If non-redeemable shares are included in this calculation, please tell us your basis for including those shares. In this regard, please also tell us your consideration for including the non-redeemable Class A shares in your Book value per shares – Athena Class B Common Stock calculation, or presenting the information for non-redeemable Class A Common Stock in a separate line item.

Response:

We respectfully acknowledge the Staff’s comment. We have decided to omit this section because the SEC rules no longer require such section pursuant to Item 3.A of Form 20-F (referenced by Item 3(f) of Form F-4).

Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing	-8-

22.	Please revise to use the number of share outstanding “as of” the period end in your calculation of book value per share rather than average number of shares in your calculation.

Response:

We respectfully refer to our response to comment 21 above.

23.	Please revise to address the additional comments below related to Comparative Share Information:

●	Disclose reconciliations of the numerators and the denominators of your basic and diluted per-share computations.

●	Present net income (loss) per share information for e.GO in the table.

●	Disclose any securities that could potentially dilute the comparative per share information in the future that were not included in diluted per share information because they were anti-dilutive for the periods presented.

Response:

We respectfully refer to our response to comment 21 above.

Business of e.GO and Certain Information About e.GO, page 189

24.	Please clarify the nature of your “partnership” with Bosch, including respective rights and obligations for each party, or whether a written agreement governs the relationship. Please file material agreements as exhibits.

Response:

We respectfully acknowledge the Staff’s comment and in response, the Company has revised its disclosure on the Company’s access to Bosch’s service network on page 204 of the Registration Statement. The Company does not consider the agreement to be a material agreement. The Company has separately filed the agreements it considers material as exhibits.

Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing	-9-

Strengths, page 191

25.	Your disclosure in the first bulleted paragraph, such as that you are “ahead of the curve,” indicates you are a first-mover in the markets in which you operate and face little to no competition. If that is not accurate, please revise for clarity. Also reconcile with your disclosure on page 50 that you are a “new entrant.”

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure in the first bullet paragraph under “Business of e.GO and Certain Information about e.GO - Strengths” on page 199 to clarify the earlier statement made.

Description of TopCo Securities, page 243

26.	Refer to the risk factor on page 91 regarding best practice provisions. Revise to highlight with which provisions you do not intend to comply following completion of the business combination.

Response:

We respectfully acknowledge the Staff’s comment and in response, the Company has highlighted the provisions of the DCGC it does not intend to comply with under risk factor “TopCo is not obligated to, and does not, comply with all best practice provisions of the Dutch Corporate Governance Code.” on page 96 et seq. Additionally, the Company has included a reference to the above risk factor under the discussion of the DCGC in the section “Description of TopCo Securities and Articles of Association - Certain Disclosure and Reporting Obligations of Directors, Officers and Shareholders of TopCo - DCGC” on page 261.

Next.e.GO Mobile SE

Consolidated statement of profit or loss, page F-4

27.	Please present the loss per share information on the face of the consolidated statement of profit and loss and disclose the information required by IAS 33.

Response:

We respectfully acknowledge the Staff’s comment. The requested share information will be filed by amendment together with the September 2022 figures, including a reference to the relevant information for the 2021 financial year.

Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing	-10-

Consolidated statement of financial position - Liabilities and equity, page F-7

28.	Please revise to present the number of shares authorized, issued, and outstanding, as well as the par value of your shares. Additionally, disclose either in the statement of financial position or the statement of changes in equity, or in the notes the information required by paragraph 79 and 80 of IAS 1, as applicable.

Response:

We kindly refer to our response under Item 27.

Consolidated statement of changes in equity, page F-8

29.	Please revise to present the change in the number of shares issued and outstanding. Refer to paragraph 79(a)(iv) of IAS 1.

Response:

We kindly refer to our response under Item 27.

General

30.	Your charter waives the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

Response:

In response to the Staff’s comment, the Company has revised its “Questions and Answers about the Business Combination and the Special Meeting” on page 20 et seq., in the section “Summary of the Proxy Statement/Prospectus–Athena Board’s Reasons for Approval of the Business Combination–Interests of Athena’s Directors, Officers and Sponsor in the Business Combination” on page 41 et seq., the risk factor “Directors and officers of Athena have potential conflicts of interest in recommending that stockholders vote in favor of approval of the Business Combination and approval of the other proposals described in this proxy statement/prospectus.” on page 84 and in section “Proposal No. 1 – The Business Combination Proposal - Interests of Athena’s Directors, Officers and Sponsor in the Business Combination” on page 132 of the Registration Statement to describe the waiver of the corporate opportunity doctrine.

Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing	-11-

31.	Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in light of Russia’s invasion of Ukraine. For example, discuss whether you have or expect to:

●	suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment; inventory shortages; closed factories or stores; reduced headcount; or delayed projects;

●	experience labor shortages that impact your business;

●	experience cybersecurity attacks in your supply chain;

●	experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials;

●	experience surges or declines in consumer demand for which you are unable to adequately adjust your supply; or

●	be unable to supply products at competitive prices or at all due to sanctions.

Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business. In response to this comment, provide specific, concrete disclosure, not merely statements about what “may” or “could” happen.

Response:

We respectfully acknowledge the Staff’s comment and in response, the Company has revised the disclosure under the risk factor “We could experience cost increases or disruptions in supply of raw materials or other components used in our vehicles.” on page 52 et seq. to discuss the implications of potential supply chain disruptions in more detail.

The Company has further included the specific risk factor “We face risks related to the ongoing Russo-Ukrainian War and any other conflicts that may arise on a global or regional scale, which may adversely affect our business and results of operations.” on page 53 to address risks related to the Russo-Ukrainian War.

32.	Please disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

Response:

The Company respectfully points the Staff to the tabular information contained in the section “Questions and Answers about the Business Combination and the Special Meeting” on page 16 and in the risk factor “The Athena Public Stockholders will experience dilution as a consequence of the issuance of TopCo Ordinary Shares as consideration in the Business Combination, and may experience dilution from several additional sources in connection with and after the Business Combination. Having a minority share position may reduce the influence that the Athena Public Stockholders have on the management of TopCo.” on page 99 et seq. of the Registration Statement, including in response to comment 6 above.

Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing	-12-

33.	Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

Response:

In response to the comment of the Staff, the Company has added the risk factor “The exercise of any TopCo Warrants following the Business Combination will result in dilution to the holders of TopCo Ordinary Shares.” on page 101 The Company respectfully advises the Staff that the value of the Athena Public Warrants and Sponsor Warrants, if based on recent trading prices, would not vary assuming any level of redemptions by Athena Public Stockholders.

34.	We note the Forward Purchase Agreement with Vellar. Please provide us your analysis demonstrating that this agreement complies with Exchange Act Rule 14e-5.

Response:

We respectfully acknowledge the Staff’s comment. The Company is in discussions with the relevant parties to terminate the Forward Purchase Agreement.

35.	Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.

Response:

We respectfully acknowledge the Staff’s comment and in response, the Company has revised the risk factor “We could experience cost increases or disruptions in supply of raw materials or other components used in our vehicles.” on page 52 et seq.

36.	Please file as exhibits the agreements referenced on pages 213-14 once those agreements are executed.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company will file the relevant agreements by amendment.

*     *     *

Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing	-13-

If you would like to discuss any aspect of this letter or the Registration Statement, please contact Clemens Rechberger at +49-69-4272-5514 or by email (rechbergerc@sullcrom.com). Please send written correspondence relating to this submission by email.

Very truly yours,

/s/ Clemens Rechberger
Clemens Rechberger

cc:	Ali Vezvaei, Next.e.GO B.V. Isabelle Freidheim, Athena Consumer Acquisition Corp. Joel Rubinstein, White & Case LLP Daniel Nussen, White & Case LLP